SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

BOARDWALK EQUITIES INC.

Suite 200, 1501 – 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: 1-15162

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F_______	Form 40-F ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):________________]

SIGNATURES

DOCUMENTS FURNISHED HEREUNDER:

1.	Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of February, 2003.

2.	Form 45-105F3 Renewal Notice of Intention to Distribute Securities and Accompanying Declaration Pursuant to Section 2.8 of the Multilateral Instrument 45-102 – Resale of Securities of the Registrant dated February 4, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

March 7, 2003	By:	/s/ Roberto Geremia Roberto Geremia Vice-President Finance and Chief Financial Officer

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	February 28, 2003

Date Prepared:	March 6, 2003

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding – Opening Balance				3,478,072

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

None

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

February 21, 2003	Jonathan D. Brimmell	November 13, 1999	$14.80	1,800

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	64,700

Subtotal

Closing Stock Option Plan Balance				3,411,572

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding – Opening Balance	50,111,214

Stock Options Exercised	1,800

Share Purchase Plan

Warrants – No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance	50,113,014

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

Exercise Recap Report with Taxable Comp	Boardwalk Equities Inc.

From 2/1/2003 to 2/28/2003         Entered from    /   /    to    /   /

	Grant	Exercise	Options	Option	Exercise	Aggregate	Taxable
Name/Optionee ID	Date	Date	Exercised	Price	Price	Option Cost	Compensation

Plan: Boardwalk Equities Inc. 10 YR.
Jonathan D. Brimmell	11/13/1999	2/21/2003	1,800	$9.700000	$14.800000	$17,460.00	9,180.00
SN ###-##-####

Plan Totals			1,800			17,460.00	9,180.00

1

Exercise Recap Report with Taxable Comp	Boardwalk Equities Inc.

From 2/1/2003 to 2/28/2003         Entered from    /   /    to    /   /

	Grant	Exercise	Options	Option	Exercise	Aggregate	Taxable
Name/Optionee ID	Date	Date	Exercised	Price	Price	Option Cost	Compensation

Grand Totals			1,800			17,460.00	9,180.00

2

Cancellation Recap Report

From      /     /     to      /     /                                   Entered from 2/17/2003 to 2/17/2003

Cancellation
Name/Optionee ID	Grant Date	Grant Type	Date

Plan: Boardwalk Equities Inc.

Alexandro Banzuela	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Paul Chayer	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Tyrone Clarke	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Charlene Hayden	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Ian Holowaonc	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Stanley Kelsa	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Norman M. Kydd	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Florence Lum	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Tim Lynch	2/3/1998	Non-Qualified	2/17/2003
SSN 643-00-4642

Wayne Mayer	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

James M. McKibbin	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Sheila Mitchell	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Sheila Mitchell	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Nareen Noor-All	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Catharina Parker	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Sharon Parsons	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Ken Peters	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Lisa Russell	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Kelly Sadiura	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Kathy Sawchuk	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Judy Smith	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Options	SARs	Option	Aggregate
Name/Optionee ID	Reason	Cancelled	Cancelled	Price	Option Price

Plan: Boardwalk Equities Inc.

Alexandro Banzuela	Options Expired	2,000	0	$18,120000	$38,240.00
SSN ###-##-####	02/03/2003

Paul Chayer	Options Expired	4,500	0	$18,120000	$81,540.00
SSN ###-##-####	02/03/2003

Tyrone Clarke	Options Expired	2,000	0	$18,120000	$38,240.00
SSN ###-##-####	02/03/2003

Charlene Hayden	Options Expired	3,000	0	$18,120000	$54,380.00
SSN ###-##-####	02/03/2003

Ian Holowaonc	Options Expired	2,000	0	$18,120000	$38,240.00
SSN ###-##-####	02/03/2003

Stanley Kelsa	Options Expired	2,000	0	$18,120000	$38,240.00
SSN ###-##-####	02/03/2003

Norman M. Kydd	Options Expired	2,000	0	$18,120000	$38,240.00
SSN ###-##-####	02/03/2003

Florence Lum	Options Expired	4,000	0	$18,120000	$72,480.00
SSN ###-##-####	02/03/2003

Tim Lynch	Options Expired	2,000	0	$18,120000	$38,240.00
SSN 643-00-4642	02/03/2003

Wayne Mayer	Options Expired	2,000	0	$18,120000	$38,240.00
SSN ###-##-####	02/03/2003

James M. McKibbin	Options Expired	9,200	0	$18,120000	$168,704.00
SSN ###-##-####	02/03/2003

Sheila Mitchell	Options Expired	3,000	0	$18,120000	$54,360.00
SSN ###-##-####	02/03/2003

Sheila Mitchell	Options Expired	3,000	0	$18,120000	$54,360.00
SSN ###-##-####	02/03/2003

Nareen Noor-All	Options Expired	3,000	0	$18,120000	$54,360.00
SSN ###-##-####	02/03/2003

Catharina Parker	Options Expired	1,000	0	$18,120000	$18,120.00
SSN ###-##-####	02/03/2003

Sharon Parsons	Options Expired	2,000	0	$18,120000	$36,240.00
SSN ###-##-####	02/03/2003

Ken Peters	Options Expired	2,000	0	$18,120000	$36,240.00
SSN ###-##-####	02/03/2003

Lisa Russell	Options Expired	4,000	0	$18,120000	$72,480.00
SSN ###-##-####	02/03/2003

Kelly Sadiura	Options Expired	4,000	0	$18,120000	$72,480.00
SSN ###-##-####	02/03/2003

Kathy Sawchuk	Options Expired	2,000	0	$18,120000	$36,240.00
SSN ###-##-####	02/03/2003

Judy Smith	Options Expired	3,000	0	$18,120000	$54,360.00
SSN ###-##-####	02/03/2003

3

Cancellation Recap Report

From      /     /     to      /     /                                   Entered from 2/17/2003 to 2/17/2003

Cancellation
Name/Optionee ID	Grant Date	Grant Type	Date

Gregory N. Smytaniuk	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Jeff A. Weber	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Karl Youck	2/3/1998	Non-Qualified	2/17/2003
SSN ###-##-####

Plan Totals

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Options	SARs	Option	Aggregate
Name/Optionee ID	Reason	Cancelled	Cancelled	Price	Option Price

Gregory N. Smytaniuk	Options Expired	2,000	0	$18,120000	$36,240.00
SSN ###-##-####	02/03/2003

Jeff A. Weber	Options Expired	2,000	0	$18,120000	$36,240.00
SSN ###-##-####	02/03/2003

Karl Youck	Options Expired	2,000	0	$18,120000	$38,240.00
SSN ###-##-####	02/03/2003

Plan Totals		64,700	0		$1,172,364.00

4

Cancellation Recap Report

From    /   /    to    /   /         Entered from    2/17/2003 to 2/17/2003

	Grant	Grant	Cancellation		Options	SARs	Option	Aggregate
Name/Optionee ID	Date	Type	Date	Reason	Cancelled	Cancelled	Price	Option Price

Grand Totals					64,700	0		$1,172,364.00

5

Form 45-102F3 – Renewal Notice of Intention to Distribute Securities and
Accompanying Declaration Pursuant to Section 2.8 of the
Multilateral Instrument 45-102 – Resale of Securities

1.	Name and address of reporting issuer.

Boardwalk Equities Inc. 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1

2.	Date issuer became a reporting issuer.

Alberta: 1993 Ontario: 1997

Boardwalk Equities Inc. has been a reporting issuer in all jurisdictions in Canada for greater than two years.

3.	Name and address of selling security holder.

Boardwalk Properties Company Limited c/o Boardwalk Equities Inc. 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1

4.	State whether the selling security holder is an insider or officer of the Issuer (if an officer, state title).

Boardwalk Properties Company Limited (“BCPL”) is an insider of Boardwalk Equities Inc. (“Boardwalk”) by virtue of the fact that BCPL directly owns 31.37% of the issued and outstanding Common Shares of Boardwalk.

Messrs. Sam and Van Kolias are insiders and officers of Boardwalk. Mr. Sam Kolias is the President and Chief Executive Officer and Mr. Van Kolias is the Senior Vice-President, Quality Control, for Boardwalk. The two men are also insiders of Boardwalk by virtue of the fact that they indirectly own all of the issued and outstanding securities of BCPL.

5.	Amount or number and designation of securities of the reporting issuer held by the selling security holder.

Messrs. Sam and Van Kolias, personally, through BCPL and through other entities owned or controlled by them, hold 15,700,000 Common Shares of Boardwalk.

6.	Amount or number and designation of securities of the reporting issuer proposed to be sold by the selling security holder.

Messrs. Sam and Van Kolias, through BCPL, propose to distribute 350,000 Common Shares of Boardwalk.

7.	State, to the extent known to the selling security holder, the following particulars about the control position of the reporting issuer:
name(s), securities of the issuer held, offices or positions with the reporting issuer or selling security holder and other material regarding such control position.

The sole control block holder of common shares of is BCPL, which owns 15,700,000 common shares of Boardwalk, representing approximately 31.37% of the issued and outstanding common shares. BCPL’s shareholders are Boardwalk Investment Limited, a corporation wholly owned by Mr. Sam Kolias, and Park Place Holdings Ltd., a corporation wholly owned by Mr. Van Kolias. In total, Mr. Sam Kolias and Mr. Van Kolias own, control or have direction over 15,700,000 common shares, representing approximately 31.37% of the issued and outstanding common shares of Boardwalk. Mr. Sam Kolias is the President and Chief Executive Officer and Mr. Van Kolias is a Senior Vice President of Boardwalk.

8.	State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

The common shares will be sold through the facilities of the Toronto Stock Exchange and/or the New York Stock Exchange.

9.	Proposed date of sale or date of commencement of sale.

The distribution of the common shares is proposed to commence on or after February 15, 2003, but in no event prior to seven (7) days after the date of filing of this Notice of Intention with the Toronto Stock Exchange, or prior to release of Boardwalk’s financial results for the fiscal year ended December 31, 2002, expected to be released in mid-February, 2003.

10.	If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reason for liquidating the debt and the circumstances of default.

N/A

11.	State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

N/A

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1)	declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2)	declares that to the best of the selling security holder’s information and belief:

(a)	no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

(b)	the transaction to which this notice of intention and declaration relate is an arm’s length transaction made in good faith; and

(c)	the securities have been held for the period of time required under section 2.8 of Multilateral Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been met;

(3)	undertakes that that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4)	undertakes that this Form will be further renewed and filed on the 28th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5)	certifies that the information given in the answers to the questions in this Form are true.

Date: February 4, 2003	Boardwalk Properties Company Limited (name of selling security holder)

(Signed) “Sam Kolias”, President and Chief Executive Officer

Instruction:

File this form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice – Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O’Leary Avenue
St. John’s, Newfoundland A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320
1st Floor, 5009 – 49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iquluit, NT. X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
#800, 1920 Broad Street
Regina, Saskatchewan S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

6